19010976

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invemed Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, Suite 2205
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Baran (212) 421-2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

4 Times Square, New York, NY 10036-2602

(Address) (City) (State) (Zip Code)

Securities and Exchange Commission
Trading and Markets
AUG 22 2019
RECEIVED

SEC
Mail Processing
Section
AUG 21 2019
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Baran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invemed Associates LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Baran
Signature

CFO
Title

Beverly A. Lemmon
Notary Public

BEVERLY ANN LEMMON
Notary Public, State of New York
No.01LE6244447
Qualified in New York County
Commission Expires July 11, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Invemed Associates LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Invemed Associates LLC (the Company) as of June 30, 2019 and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 1991, when our predecessor firm Goldstein Golub & Kessler LLP audited the Company.

New York, New York
August 20, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Invemed Associates LLC

Statement of Financial Condition
June 30, 2019

ASSETS	
Cash	$ 382,201
Due From Broker	428,486
Note Receivable, at fair value	3,000,000
Other Receivables	122,500
Securities Owned, at fair value	13,747,339
Other Investments, at fair value	84,262,244
Property and Equipment, net of accumulated depreciation of $2,649,322	14,891
Life Insurance	816,262
Other Assets	6,034
Total Assets	$ 102,779,957
LIABILITIES AND MEMBER'S EQUITY	
Due to Affilate	$ 198,400
Liabilities and Accrued Expenses	622,528
Total Liabilities	820,928
Commitments, Contingencies and Guarantees	
Member's Equity	101,959,029
Total Liabilities and Member's Equity	$ 102,779,957

See Notes to Statement of Financial Condition.

Note 1. Description of Organization

Invemed Associates LLC (the "Company") is a wholly owned subsidiary of Invemed Securities, Inc. (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities, and is a member of the New York Stock Exchange ("NYSE").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker. In connection therewith, the Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

Note 2. Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Due From Broker: Due from broker represents cash of $300,063 maintained at the clearing broker and a receivable of $128,423 for commissions earned. The Agreement for Securities Clearance Services requires a minimum equity balance of $300,000, which is included in the aforementioned cash amount.

Investments: Investments are valued at fair value (as discussed in Note 5).

Note Receivable: The note receivable is deemed to be recorded at fair value as the applicable interest rate reflect current market conditions.

Property and Equipment: Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the asset.

Income Taxes: FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*, provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended June 30, 2019, management has determined that there are no material uncertain income tax positions.

As a single-member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member (Parent) on its corporate income tax return.

Note 2. Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The Company is currently evaluating the impact of this new standard. The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of this new standard.

Note 3. Note Receivable at Fair Value

Note receivable consists of a 6.5% subordinated convertible note due 2021 in the amount of $3,000,000. The principle note may be converted for 66.66 shares of common stock for each $1,000 principal amount of notes or $15.00 per share.

Note 4. Property and Equipment

Equipment, furniture, fixtures and leasehold improvements, at cost, consists of the following:

Leasehold improvements	$ 1,244,183
Computer equipment and software	977,379
Furniture and fixtures	442,651
	2,664,213
Less accumulated depreciation	(2,649,322)
	$ 14,891

Note 5. Investments at Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment

Note 5. Investments at Fair Value (Continued)

associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 are those whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at June 30, 2019.

Marketable Securities consist of equity securities and are stated at quoted fair value. Investments in marketable securities traded on a national securities exchange are stated at the last sale price on the day of valuation.

The carrying amount of money market funds approximate fair value because the investments are liquid in nature and have short-term maturities.

Investments in other investment entities are valued using the practical expedient, which is based on net asset value per share or its equivalents, as of the measurement date, as is reported to it by the underlying investment entities. These investments have no readily determinable fair value and follow industry practice consistent with the measurement principles in the Financial Services – Investments Companies Topic of the FASB ASC. In determining fair value, management utilizes valuations provided by the underlying investment partnerships. The underlying investment partnerships value securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the underlying investment partnerships, which may include private placements and other securities for which prices are not readily available, are determined by the management or sponsor of the respective other investment partnership and may not reflect amounts that could be realized upon immediate sale, or amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's investments in other investment partnerships generally represents the amount the Company would expect to receive if it were to liquidate its investment in the other investment partnerships excluding any redemption charges that may apply.

Note 5. Investments at Fair Value (Continued)

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities	$ 2,973,100	$ -	$ -	$ 2,973,100
Money Market	10,774,239	-	-	10,774,239
Total securities owned	$ 13,747,339	$ -	$ -	$ 13,747,339
Note Receivable, at fair value			$ 3,000,000	$ 3,000,000
Other Investments	$ -	$ -	$ 1,249,589	$ 1,249,589
Investments measured at NAV				83,012,655
Total Other Investments, at fair value				$ 84,262,244

The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event that caused the transfers in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended June 30, 2019, there were no transfers.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2019:

	Beginning Balance	Realized Gain	Unrealized Gain	Purchases	Distributions	Ending Balance
Note Receivable and Other Investments	$ 5,935,782	1,259,402	-	-	(2,945,595)	$ 4,249,589

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Company is responsible for developing the written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

The Company, on a monthly basis, or more frequently as needed, reviews the calculations of the Level 3 investments. Valuations are required to be supported by market data, third-party pricing sources, industry

Note 5. Investments at Fair Value (Continued)

accepted pricing models, counterparty policies, or other methods deemed appropriate, including the use of internal proprietary pricing models.

The Company's Level 3 investments have been valued using either the most relevant transaction valuation, unadjusted third party transactions or quotation, unadjusted historical third party financial information or current operations results and expectations.

Other investments, which have been valued at an estimated fair value as determined by management in the absence of readily ascertainable market values, consist of investments in limited partnerships and restricted common and preferred stocks.

The $3,000,000 Note Receivable has been fair valued using the expected cash flow. Other Investments for $1,249,589 has been fair valued using the income approach.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

The following table sets forth additional disclosures of the Company's investments whose fair value is estimated using net asset value per share (or its equivalent) as of June 30, 2019. Investments that are greater than 5% of Member's equity are individually identified:

Investment	Strategy	% of Member's Equity	Fair Value	Redemption Frequency	Redemption Notice Period	Remaining Lock-Up Period
Lone Redwood LP	Long/Short Global Equities	5.58%	$ 5,687,263	Quarterly	60 days	3-year lock-up as of 1/1/2019
Lone Cascade LP (class k)	Long Only Global Equities	13.20%	13,458,743	Quarterly	60 days	3-year lock-up as of 1/1/2019
Thirteen Partners	Fund of Funds	5.29%	5,388,670	Annually	95 days	None
Swiftcurrent Partners, LP	U.S. Equity Long/Short	6.77%	6,899,422	Annually	60 days	None
Marlin Sams Fund LP	Value Oriented	9.38%	9,562,849	Annually	45 days	None
Pointstate Fund LP	Macro and Long/Short Equity	25.63%	26,132,671	Quarterly	90 days	None
Capital Z Partners IV, LP	Auto-dealer extended warranties re-insurance	5.43%	5,535,605	None	None	None
Other NAV Investments (*)	Long/Short	10.15%	10,347,432	None to Annually	None to 95 days	None
Total investment in investment entities		81.43%	$ 83,012,655			

(*) Based on the available information, no underlying investment of the other NAV investments represents greater

The investments in investment entities include investments in hedge funds whose objective is to seek above-average rates of return and long-term capital growth. In addition, certain hedge funds own marketable securities to provide liquidity when needed. Additionally, Other Investments on the Statement of Financial Condition include $1,249,589 of restricted securities which are not measured at net asset value.

Note 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the aggregate debit balances arising from

Note 6. Net Capital Requirement (Continued)

customer transactions, as defined. At June 30, 2019, the Company had net capital of $13,706,912, which exceeded its requirement of $250,000 by $13,456,912.

Note 7. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. The Company may obtain short-term financing from the clearing brokers from whom it can borrow against its proprietary inventory, subject to collateral maintenance requirements.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions on behalf of its customers and for its own proprietary accounts are provided primarily by one broker pursuant to a clearance agreement. As of June 30, 2019, $428,486 is due from this broker.

At June 30, 2019, all of the Company's securities owned are security positions with the same clearing broker. The securities owned are subject to margin requirements.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 9. Commitments

The Company's office facilities are leased under a noncancelable operating lease expiring December 2022. The lease contains provisions for rent escalations based on certain costs incurred by the lessor. Rent expense is recognized on a straight line basis over the term of the lease. The difference between rent paid and rent expense recognized is recorded as an increase or decrease to a deferred rent liability which is included in Liabilities and Accrued expenses in the accompanying statement of financial condition.
The aggregate future minimum annual rental commitments are as follows:

Year ending June 30,		
2020	$	1,197,000
2021		1,214,500
2022		708,500
	$	3,120,000

Note 9. Commitments (Continued)

Included in Other Investments are unfunded commitments of $407,416 as of June 30, 2019.

Investment	Fair Value	Unfunded Commitment
Centerview Capital LP	$ 505,999	$ 407,416

Note 10. Related Party Transactions

The Company has a Transportation Services agreement with the Parent. Under this agreement, the Company utilizes the airplane on an as-needed basis for flights. In consideration of this agreement, the Company pays the Parent $8,000 per flight hour plus actual flight charges as billed by the airplane's management company. As of June 30, 2019, $198,400 was due the Parent relating to these charges.

Note 11. Profit-Sharing Plan

The Company has a profit-sharing plan covering all employees. The plan provides for the Company to contribute up to 15% of employees' fiscal year-end compensation, subject to certain limitations as defined in the plan agreement.

All participants' account balances are fully vested at all times.

Note 12. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through August 20, 2019, the date the financial statement was issued, noting none.